UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 2

Under the Securities Exchange Act of 1934

Parks! America, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

701455107
(CUSIP Number)

Charles Kohnen 5424 Spice Bush Court Dayton, Ohio 45429
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box       .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	701455107

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles Kohnen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) . (b) .
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
.
6		CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,800,000
	8	SHARED VOTING POWER
12,155,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER
5,800,000
	10	SHARED DISPOSITIVE POWER
12,155,000 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,955,000 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
.
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.1%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.

Security and Issuer

This Amendment No. 2 to the Schedule 13D (this “Amendment”) filed by Charles Kohnen (the “Reporting Person”) amends and supplements the Schedule 13D originally filed on December 21, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on September 7, 2011 (the 13D together with Amendment No. 1 referred to herein as “the Original Filing”) and relates to the common stock, par value $0.001 per share (the “Shares”) of Parks! America, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1300 Oak Grove Road, Pine Mountain, GA 31822.

This Amendment is being filed by Reporting Person to report changes to his beneficial ownership of the Issuer as a result of the purchase of 3,825,000 additional Shares in a privately negotiated transaction on July 17, 2015. This Amendment also reflects (a) an aggregate of 100,000 shares of common stock issued to the Reporting Person for serving on the Company’s Board of Directors in each of the fiscal years 2011, 2012, 2013 and 2014 and (b) an aggregate of 635,000 shares of common stock purchased by the Reporting Person in a combination of open market and privately negotiated transactions.

Unless otherwise stated herein, the Original Filing remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed to them in the Original Filing.

Item 2.

Identity and Background

(a)

This 13D is being filed on behalf of Charles Kohne (the “Reporting Person”).

(b)

The Reporting Person’s business address is: 5424 Spice Bush Court, Dayton, Ohio 45429.

(c)

The Reporting Person’s principal occupation is private investing. The Reporting Person is a member of the Issuer’s Board of Directors.

(d)

During the last 5 years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last 5 years, the Reporting has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Considerations

The Reporting Person purchased 3,825,000 Shares in a privately negotiated transaction party using his personal funds. The aggregate purchase price of the Shares was $254,625.

Item 4.

Purpose of Transaction

The Shares have been acquired for investment purposes.  The Reporting Person intends to continue to evaluate his investments in the Shares.  The Reporting Person may make additional purchases or may sell the Shares in open market or in private negotiated transactions. Any such purchase or sale will depend upon his evaluation of his respective investments, upon the amounts and prices of available Shares, and upon other relevant circumstances.

The Reporting Person does not have any present plans or proposals which relate to or would result in:

(a)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(b)

A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(c)

Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(d)

Any material change in the present capitalization or dividend policy of the Issuer;

(e)

Any other material change in the Issuer's business or corporate structure;

(f)

Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(g)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)

A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)

Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person may be deemed to own 17,955,000 Shares, which represents approximately 24.1% of the Issuer’s issued and outstanding stock. The percentage of Shares owned by the Reporting Person is based upon 74,381,537 Shares outstanding as of May 1, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015.

(b)

The Reporting Person shares voting and dispositive power with his wife, Angela Kohnen, over 12,155,000 Shares. The Reporting Person has the sole power to vote, or direct the vote of, and to dispose or direct the disposition of 5,800,000 of the Shares he beneficially owns.

(c)

The Reporting Person acquired 3,825,000 Shares on July 17, 2015 at a price of $0.0666 per Share. There have been no other transactions by the Reporting Person in Shares of the Issuer’s common stock during the past sixty days.

(d)

To the Reporting Person’s knowledge, no other person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale, of the Shares beneficially owned by the Reporting Person.

 (e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) including but not limited to, the transfer of voting rights of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies between the person named in Item 2 and any other person, with respect to any of the Issuer’s securities, including but not limited to, any securities, pledges or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.

Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2015 /s/ Charles Kohnen Charles Kohnen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).